Filed by Delta Air Lines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Northwest Airlines Corporation
Commission File No.: 1-15285

Forward-looking Statements

This information includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges and capitalization, anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  Delta and Northwest will mail the joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since April 30, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since May 31, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Northwest’s 2008 Annual Meeting of Stockholders. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

The following are transcripts of audio and video content that is available at www.newglobalairline.com.

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Delta/NWA Merger Press Conference April 15, 2008

Mike Campbell
Executive Vice President, Delta

Okay good morning everyone lets get started my name is Mike Campbell and I’m with Delta Air Lines a few housekeeping matters, this is being live broadcast so if we could keep the photography to a minimum there will be an opportunity afterwards for a photo op.

Thank you for joining us this morning, yesterday Delta and Northwest announced a merger that will bring together two great airlines to create a premier global airline with unparalleled reach.  Joining me on stage this morning is Richard Anderson, CEO of Delta Airlines, Doug Steenland CEO of Northwest Airlines, and Ed Bastain President and Chief Financial Officer of Delta Airlines.  Richard and Doug will have a few brief remarks, after which we will turn it over for questions from the floor.  Everyone should be able to have an opportunity to have they’re questions answered.

Richard Anderson
CEO, Delta Air Lines

And good morning and welcome to this great day for Delta and Northwest.  Last night we announced the merger between Northwest and Delta, which will create the largest global airline in the world. It’s an all stock transaction, 1.25 shares of Delta stock will be exchanged for each share of Northwest stock, and it will create the premier global network by combining the end to end networks of two great airlines. So we’ll be able to take our customers to all points of the globe on a single, seamless network around the world.

It’s a unique combination, its really a combination about addition, not subtraction – one that will be very beneficial to our employees long-term, to our customers, to the communities we serve, and to our shareholders by combining two very capable and powerful airlines, with complementary networks that will open a world of opportunities for our customers and employees.

By now you’ve heard and read a lot about this transaction, but what is really unique is that we are creating an airline that can effectively compete and win in the global marketplace, a strong US global carrier is important for our country and for our consumers. These combined airlines will produce a much more stable profitable company, better positioned to manage through the industries economic cycles and rising fuel prices. We’ll be able to make the investments for our customers in our fleet and in our product and in our employees, so that they have the opportunity to advance and enjoy careers at the combined airline.

For our employees the transaction will provide them with opportunities and job security, a fair and equitable process for seniority protection for our frontline employees they’ll be no hub closures or involuntary furloughs of US based frontline employees as a result of the transaction.  Jobs will be available for the frontline employees who want to stay with the combined company.

The combination also puts us at an improved financial position. The combined cash balance, pre combined cash balance of the company upon consummation of the merger is $7 Billion of liquidity with the best balance sheet, the best cost structure and the best debt to equity ratio in the industry.  All US based employees of both airlines will be offered equity in the new company, ensuring they benefit from their work in successfully integrating the airlines.  As we all painfully know either at the gas pump or paying your heating bill at home, record fuel prices have fundamentally changed the economics of this industry and many other industries.  Fuel is the single highest expense of Delta and Northwest significantly eroding the financial benefits of both companies from the restructuring that they completed last year.  Since 2001 the US airline industry has shed more than 150,000 jobs, and lost more than $29 Billion. Today’s announcement stands in stark contrast to that as we build an airline with a resilient business model that is better able to withstand the volatility of fuel and manage effectively through the up and down of the industry cycles.  The new airline will allow us to achieve savings and improve efficiencies that could not be improved upon in our standalone plans.   We’ll invest in new airplanes, improve customer service, provide stable jobs, and maintain and expand air service.  The transaction creates over six thousand new city pairs the combined fleet will operate a combined fleet of 1400 airplanes service to over 400 cities and 67 countries around the world.  The new company will be called Delta with world headquarters in Atlanta, Georgia but significant executive office and operational presence in Minneapolis St. Paul where we are committed to retaining significant airline jobs, operations, and facilities and continuing to be an important part of the Minneapolis St. Paul community.   All of us at Delta and I think I speak for Northwest look forward to working together with our colleagues to build an airline with great service to our customers, is a great place to work for our employees, is a good neighbor in our community, and delivers appropriate returns to our shareholders over the long term.  Now I hand it over to my friend and partner Doug Steenland.

Douglas Steenland
CEO, Northwest Airlines

Thank you Richard and thank you all for joining us today, I’m Doug Steenland CEO of Northwest Airlines.  Today’s announcement is great news for Northwest, our employees, and for the airline industry overall. This combination is focused on sustainable growth and expansion, and ensures security for our employees and the communities we serve while allowing the enlarged airline to invest in the future.

The primary goal of this combination is to create a strong, viable airline that is better able to withstand the constant stream of industry challenges over the long-term. For our customers, the combined Delta/Northwest will focus on providing excellent service, value, and travel options. Our balanced, diversified network will offer non-stop service from the US to all of the world’s key business centers.

Customers and communities will benefit from an expanded route system and a more competitive financially secure airline.  Customer will be able to fly to more destinations, have more scheduling choices, and more chances to earn and redeem frequent flyer miles around the world.  In the US the unique regional presence of each company provides a complimentary merger with no hub closures.

We will remain committed to the communities we serve, committed to take our passengers from anywhere to everywhere, and service to small communities and Northwest/Delta serve more small communities in the United States than any other airline. We’ll be enhanced by providing them with greater access to more destinations worldwide.

The merger combines Delta’s strengths in the South, the east, Europe, and Latin America with Northwest’s presence in the Midwest, Canada, and Asia.  And as a result of our complimentary non-overlapping network, competition in the airline industry will be maintained.  Customers can count on the combined airline to continue to maintain a strong presence where we always have been; Atlanta, Minneapolis St. Paul, Cincinnati, Detroit, Memphis, New York, Salt Lake City, Tokyo, and Amsterdam.  And with our Sky Team partners we’re in the same alliance, serve more than 840 destinations in 162 countries.

Thank you again for joining us here today and we look forward to answering any questions you may have.

Mike Campbell
Executive Vice President, Delta

What we will do if we could open it up for questions, we have Betsy and Stan who are here with mics and we could take it in some order everyone will have an opportunity.

Off Camera Female Voice

If you could just state your name and who you’re with

Mark McCory
Reuters
Thank you can you hear me, ya, Mark McCory from Reuters.  Two main questions, can the Northwest pilots scuttle the deal if you like? and my other main question is should we still expect Air France to become an investor in the combined company at some stage, as they hinted in the past? Those are my two questions.

Richard Anderson
CEO, Delta Air Lines

I’ll take the Air France question. First, Air France is obviously excited about the prospect of now finally completing an arrangement on the US side of the Atlantic that hooks up perfectly with the KLM Air France transaction, as you may know Northwest and KLM forged the first trans-Atlantic alliance about 15 years ago and it’s been very successful joint adventure.  Delta and Air France have been together for about six years we just signed our joint venture agreement so now we finally connected all dots and interestingly the Department of the Transportation last week passed on a four way combination and granted us anti trust immunity so we’ve essentially completed all of the international regulatory hurdles for this transaction.  So Air France KLM is very excited about this.  As I said earlier in terms of capital, the combined air line will have about seven billion dollars in liquidity the best debt coverage ratios and debt to equity ratio and we will have access to capital markets after the transactions close as we see fit to have a good balance sheet and the capital to run the business.  On the, Mike you want to take the question on Northwest pilots.

Mike Campbell
Executive Vice President, Delta

Yea the traditional route in doing a merger is normally to do the integration of the pilot groups after the closing of the transaction, so I mean that’s the traditional way of mergers so we tried to do something revolutionary here which was to bring the pilot groups together at the beginning, we were successful with the Delta pilots in concluding an agreement on the other hand with the Northwest pilots we didn’t.  Now that we announced we still have eight or nine months during the regulatory process to bring them on board and if we succeed in that it will revolutionary and it will be a game changer on the other hand if you go beyond that date it’s the traditional policy which is normally the way these things proceed in a merger.

Greg Miles
Bloomberg Television

Congratulations, I wanted to ask you how quickly do believe that your going to achieve profitably on a consistent you know annual basis, and the second question is obviously rising fuel prices was a key, or at least my understanding a key impetus for this merger. Talk about how, how you’re going to be able to offset rising fuel prices through this combination. But first of all the question about consistent profitability.

Ed Bastian
President and CFO, Delta Air Lines

We expect the combination to be profitable in its first year of operation so we’re expecting closing to occur before the end of this year, so that in 2009 we’d expect the entity at these fuel levels to be profitable in 2009. With respect to the ability to offset rising fuel prices, we are expecting fuel prices to not just maintain the current levels but then potentially grow over time.  In fact it was one of the driving reasons for us of why we’re doing this here.  Both carriers on there individual standalone plans didn’t have the strength that the combined carrier will have to drive revenue synergies, some cost efficiencies to counteract the rise in fuel so we think the fuel prices are definitely a key factor in reason why we’re announcing the combination today.

Lisa Gramon
Minnesota Public Radio

Hi Lisa Gramon Minnesota Public Radio, the question is how and when did the decision to merge first come up.

Richard Anderson
CEO, Delta Air Lines

Doug?

Douglas Steenland
CEO, Northwest Airlines

Well actually, there’s been consolidation discussions in the airline business for years and years and years, and they never quite got there.  But I’d say its fair to say that we started our first serious set of discussions in December of this year and we’ve been working diligently ever since then, these are not easy transactions to bring about, they’re complicated, they involve a lot of parties, one of the reasons why this took a little bit longer as Mike says was that we involved the two pilot groups at the outset to try and bring about a unique way to proceed but were able to wrap up matters over the last several days, and we are pleased to have been able to issue the press release last night and finalize the transaction.

Sedra Smith
Fox Business News

Hi Sedra Smith with Fox Business News there’s been recent surveys showing a decline in service from the major carriers out there including both of these companies and I was just wondering if these combined companies with this merger would potentially weaken the level of service we’re seeing from the carriers or this carrier or would it actually boost service or is this something you’d comment on.

Richard Anderson
CEO, Delta Air Lines

Well first I would distinguish these two carriers if you go to the airline quality service rating that was just published, Northwest was tops among the network carriers, and if you look at the last JD Power survey Delta was second in the last JD Power survey among network carriers and was first last year in on time performance so at a baseline level these two airlines have very good operating performance and I would say that all airlines are not created equal.  But with that said, what this does for customers is it gives a lot more service options so when you add these two big  networks together now you can connect on a Delta flight to a Northwest flight and get to Bangkok on a daily basis, for instance. So, you’re taking these broad networks – where we each uniquely serve a lot of markets – and connect them together, so we get many more service options and a lot more frequency to customers.  The frequent flyer program will be much more valuable and we’ll have the capital structure and the wherewithal to be able to continue to make significant investments enhancing the experience for our customer.

Douglas Steenland
CEO, Northwest Airlines

I would add that over the last several years the US Airline industry as a whole has lost billions and billions of dollars and the focus of the industry has really been on survival. You just saw five airlines either liquidate or file for chapter 11 in the course of the last several weeks, and the goal here is to create a stronger foundation and a more secure business, so that the airline is better able to invest in product enhancements, better to invest in employee training, all of which will translate into a better customer experience that’s harder to provide when you’re worried about survival and you’re focusing on that as compared to building the brand and building the product.

Justin Bachman
Business Week

Hi it’s Justin Bachman from Business Week, I was wondering if one of you could talk about the expected cost savings side and the need to, why you think there is a need to have hubs in Memphis and Cincinnati for example as well as why not part with some of the older less efficient aircraft in this deal.  Is that a function of the political and public opposition, what is that?

Douglas Steenland
CEO, Northwest Airlines

Let me address the hub issue for starters, we are very proud to operate a hub in Memphis, Memphis is a smaller city but over time we have found the right size of operations in Memphis to make that hub profitable.  We expect that hub to be profitable in the combined world, to be complimentary to Atlanta. It offers its own unique set of destinations that we want to make sure the network offers and serves and so whether is Memphis or Cincinnati or Salt Lake I think all of those hubs are going to have a secure future in this merged identity going forward and are going to make a contribution to the profitability of the airline and so its not a political decision, its an economic decision based on the very good performance and the strong demand for the service that emanates from those communities.

Dan Arnold
ABC News

The question I had is that you mentioned that you started talking or thinking about this seriously in December of last year, a month where the price of oil actually started approaching $100 for the first time.  I was wondering if oil had remained at $60 a barrel or in that range would you be here today announcing the combination of these two companies?

Richard Anderson
CEO, Delta Air Lines

The strategic basis for this announcement is a sound strategic basis whether fuel is at 60 or whether fuel is at 112 today, because it is a complimentary end to end combination, so there is very little overlap between the two and it really does for the very first time in the United States create an airline that has the breath and scope of service around the whole world.  So it’s the second largest to Asia, the largest to Japan, the largest in the US, Canada, second largest in Latin America, and South America, largest to Europe, Africa, the Middle East and India. And so now you have a single end to end seamless network and in a network business like this, scale and scope is important, and it gives us the scale and scope to be able to compete on a global basis as foreign flag carriers are consolidating you see consolidation has been rapid in Europe.  There is discussion about consolidation even in India, we’ve had consolidation in Japan, we’re having it in China.  And as open skies progress around the world.  We as a country have to have a strong stable airline industry.  And this transaction creates that flag carrier for the United States around the world.  So strategically, particularly considering our alliance connections it makes a lot of sense.

Question off microphone

Richard Anderson
CEO, Delta Air Lines

It wasn’t forcing your hand but surely it’s an important factor.  When you look at how you have to adapt your business model to a billion five in additional cost over the course of about six months, you’ve got to react quickly and decisively for you’re employees and shareholders, and obviously escalating fuel prices make any leader in a business sit back and say, OK, what do you do to counteract that, what steps should you logically take to make you’re companies secure and more resilient and certainly fuel is an important factor in that.

David Ho
Cox News

In addition to fuel, could you both explain your thinking about why getting bigger is the best way to control cost?

Douglas Steenland
CEO, Northwest Airlines

Let’s just talk about getting bigger generally and let give you a very good example. Northwest is the preeminent airline from the United States to Asia, particularly to Japan.  We have a great franchise and we’re very well established there.  One of the challenges we’ve historically had is our domestic operation is not optimally sized to support those great Asian assets.  Several years ago we discontinued service from Tokyo to JFK airport, now because of the strong presence that Delta has at JFK, we are going to be able to re-launch that service and get back into the nonstop JFK/Tokyo Market which is really going to be a plus for travelers, provide additional competition and it’s a good example of where having a larger scale domestically allows us to better use that valuable resource we had.

Ed Bastian
President & CFO, Delta Air Lines

These combined carriers will have a scale and scope unprecedented here in the United States, so our ability to go with respect to our suppliers, our partners, our caterers to simplify operations and streamline on one set of standards rather then two, the corporate offices, the head quarters, the, all the support functions, the technology functions there will be some efficiencies in fact considerable efficiencies as we try to focus our investment in the customer rather than focus our resources on supporting two separate business’.

Karin Ni
BBC

Two questions about labor, one is you’ve mentioned that there won’t be any involuntary furloughs among the frontline employees, so what about the back office, the support, the admin people, and then you said the benefits of equity holdings will go to the US based employees, what benefits if any will the oversees based employees get from the merger?

Mike Campbell
Executive Vice President, Delta

Two points. One on the administrative and the management employees where there may be some overlap.  We are going to have voluntary programs in an attempt in everyway we can to avoid having involuntary but at the end of the day there may be some involuntary in the management and the administrative, but not on the front line.  As it relates to employees outside the United States, what we typically do is have something of comparable value rather than equity, because of the nature of trying to comply with all the security laws around the world it makes it easier our employees have always had something in the nature of a cash compensation to compensate them for not getting equity, and that will be done.

Annette Santiago
Aviation Daily

Really quickly could you just give us some color on how the merger will affect your regional partners and your regional flying, I saw in the kit that your talking about up-gauging to a hundred seat aircraft obviously the fifty seaters have been an issue lately with the price of fuel so could you give us some color on that?

Richard Anderson
CEO, Delta Air Lines

Well we will be operating a combined fleet of 800 mainline airplanes and about 600 regional airplanes.  Northwest own two very good, very efficient regional carriers, one is called Masaba and the other is called Compass. And Delta owns Com Air and we will be optimizing once the transaction is closed, optimizing both the number of carriers we have and where they operate to maximize the efficiency of that network for our customers and the cost and profitability of that network.  Our goal over the long run is to have our margins in that business be equivalent to the margins in mainline airline business.

John Wilen
Associated Press

Are you worried about any work stoppages or other actions by Northwest employees to stop or protest this and if so, what kind of proactive steps are you taking to try and deal with it.

Douglas Steenland
CEO, Northwest Airlines

Well obviously we have been and we will be continuing to discuss the transaction and what we think are the benefits of it to all of our employees.  The transaction is not scheduled to close for another six to eight months.  Northwest has run an extremely reliable airline over the last considerable period of time as the recent surveys show, and we’re confident that we’ll continue to provide an excellent product to our customers, run a reliable airline and be able to demonstrate the benefits of this transaction.

Sandro Patsie
El Pais: Spain

How are you going to maximize the open skies agreement between Europe and the US because you are in a very strong position also with Air France to get access to more local hubs, and second of all you were talking Mr. Anderson about investments in new planes?  I don’t know how you can deal with this thing now when the oil prices are so high and with the credit market very tight, and in this part looking to the future is the composition of your fleet going to be more Boeing or more Air Bus, you know because I’m European and I have to defend my flag.

Douglas Steenland
CEO, Northwest Airlines

First, until the transaction closes, Delta and Northwest will remain competitors and we will not be in a position to collaborate on decision making. I think if you look at what we’ve both done so far, we’ve both looked to take advantage of the open skies arrangement, so Delta is providing service from Atlanta and JFK in to Heathrow and Northwest is operating Heathrow from Detroit, Minneapolis and we’re going to inaugurate service from Seattle to Heathrow and also having the strong presence in Europe of Air France, KLM, their distribution system, their loyalty programs will enable us to expand service there, and to be a strong competitor, and we recently received a grant, it needs to be finalized of anti trust immunity for the four airlines and I think that will produce a joint venture between them, and I think that will become a very, very competitive force that allow us to expand service and meet the competition head on.

Richard Anderson
CEO, Delta Air Lines

On airplanes, both Boeing and Air Bus make very good airplanes and the combined airline will be the largest operator of A330’s and the largest operator of 767’s it will also be the largest operator of 757’s so you’re basically going to have a very balanced fleet between Boeing and Air Bus and we would expect that to be the case going forward.  With respect to aircraft transactions the combined enterprise of Delta/Northwest has approximately 80 airplanes on order over the next five years, and the vast majority of those if not all have back stop financing number one and number two airplanes are still very financeable assets, and finally neither Delta or Northwest buys an airplane even at these fuel prices unless it makes economic sense and the vast majority of those airplanes are wide bodies either 787’s which will be a real game changer or triple seven LR’s which allow Delta to fly non stop from Atlanta to just about any city in the world so I think… Did we answer all three questions?

Dan Arnold
ABC News

I guess I’ll get my third in now two, we’re wondering, or it’s expecting that your merger is going to be a catalyst for consolidation among the industry in the US here.  Wondering if you could kind of paint a picture what it means for consumers, should the US only have three major network carriers in existence in the next twelve months?

Douglas Steenland
CEO, Northwest Airlines

We can’t predict the future we don’t know what otherwise might happen but I think I’m certainly confident that the US market will remain very, very competitive, let’s not forget that we have Southwest Airlines out there that’s 20 percent of the domestic market it has 600 airplanes a very, very tough competitor, very strong, and it will provide pricing discipline across the board.  Whether there’s three airlines three network airlines, four, five, on city pair markets there will be multiple choices, other low cost carriers have grown considerably over the last ten years.  They’re more than a third of the market today.  Entry in this business is wide open, there are plenty of airport gates there’s plenty of facilities, aircraft manufacturers as we’ve just discussed have always been ready to finance airplane deliveries to new entities, so I’m confident that this market will remain very, very competitive on top of it you also have all of the new technologies that have recently been brought in for customers to use, whether its Orbitz or Travelocity, or Expedia, I mean there’s no other business out there that has as much transparency in selling their products, and you can go online and you can push a button and you can see the entire display of every choice that’s available to you.  And if you want to click and say lowest applicable fair, all of a sudden it sorts itself and right at the top of the list you know one of the greatest search engines that computer scientist have been able to invent rank airline fairs based on price and it will show some extraordinarily competitive prices and I think that will continue as far as the eye can see.

John Wilen
Associated Press
Many of the experts that we in the media talk to say that a merger only makes sense if there are significant capacity cuts, and I haven’t heard much talks of cutting capacity, how do you feel about that.  Are you planning to cut capacity at some point and if so when will you decide.

Ed Bastian
President & CFO, Delta Air Lines

We are already cutting capacity, the collective airlines; we’ve announced on a standalone basis that we are pulling back on any unprofitable flying primarily on the domestic side of the business.  So for Delta over the back half of the year our domestic capacity will be down 10 percent as compared to last year.  Northwest is making roughly a 5 percent cut with respect to domestic capacity.  This merger is not predicated on domestic capacity rationalization this merger is predicated on the long term strategic interests of hooking up end to end networks.  We will continue to rationalize domestically if in the future fuel continues its unprecedented rise, or if the economy slows we will have the ability to rationalize and make the adjustments to domestic capacity scene, but that’s not predicated on hub closures.  The hubs that we have today are self sufficient and profitable as we see them going forward.

[END OF TRANSCRIPT]

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April 15, 2008
Delta/NWA Merger
ANR

SCRIPT:  Newsbreak, I’m Tike Anderson.  Delta Air Lines and Northwest Airlines have announced an all stock merger between the two carriers. Richard Anderson, CEO of Delta, says the merger is the quintessential win-win scenario.

CUT:  (Richard Anderson, CEO of Delta) This combination creates America’s premier global airline that delivers unprecedented benefits for employees, customers, and the communities we serve with greater value and stability, along with competitive fares and a superior travel experience to more locations than any other US carrier.

SCRIPT:  Anderson also says the deal better positions Delta to manage economic cycles and volatile fuel prices.

CUT:  (Richard Anderson, CEO of Delta) Sustained record fuel prices have fundamentally changed the economics of the industry.  This merger creates an airline that can effectively compete and win in the global marketplace while allowing us to invest in our employees, fleet, and services for customers.

SCRIPT:  For more on the merger, log onto new global airline-dot-com.  That’s Newsbreak from Delta Airlines.  I’m Tike Anderson.

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April 15, 2008
Delta/NWA Merger
Audio bites

Edward Bastian
Delta President & CFO (Cut #1)

Today is great news for the employees of Delta Airlines, Northwest Airlines and our combined customers. We are creating America’s premier global airline that will deliver unprecedented benefits with greater value, more choices and stability for our employees, customers, and the communities that we serve.

Edward Bastian
Delta President & CFO (Cut #2)

Combining the carriers’ complementary networks will offer customers better choices for air travel with competitive fares and a superior experience to more destinations than any other US based carrier.

Edward Bastian
Delta President & CFO (Cut #3)

This is a merger of addition – not subtraction. The combined airlines will produce a more stable, profitable company, better position to manage through economic cycles and volatile fuel prices, to effectively compete and win in the global marketplace. We will also be able to better invest in our employees, our aircraft, and services for our customers.

Edward Bastian
Delta President & CFO (Cut #4)

In keeping with Delta’s principals of sharing company wins with those who have made our success possible, US based frontline employees will be receiving equity in the new airline; pay increases, seniority protection, greater job security, and a much stronger, more stable platform for growth.

Edward Bastian
Delta President & CFO (Cut #5)

Delta will continue to serve more small communities in the United States than any other airline and the merger is expected to open up future opportunities for expansion on new international as well as domestic routes.

Richard Anderson
Delta CEO (Cut #1)

This merger will deliver unprecedented benefits to all stake holders in the communities we serve. This is a different type of merger, combining the two strongest US carriers, both bringing great worldwide networks, tremendous employees, and successful strategies.

Richard Anderson
Delta CEO (Cut #2)

This combination gives Delta/Northwest the assets to win in a global marketplace against many foreign flag carriers. We will also be able to invest in our employees, aircraft, and better services for our customers.

Richard Anderson
Delta CEO (Cut #3)

In just the first three months of 2008, our industry has been battered by unprecedented increases in the cost of fuel. In addition, the economy in the US and around the world is shrinking. Capacity is being reduced as the industry continues to navigate a constant stream of challenges. Joining Delta and Northwest will create a strong durable airline. It will provide a strong capital base, improve customer service, stable jobs, and returns for shareholders.

Richard Anderson
Delta CEO (Cut #4)

Today’s announcement is great news for Northwest, a great airline. Its shareholders, its communities, and its employees will all benefit. The combination is focused on sustainable growth and expansion. Delta intends to retain significant jobs, operations and facilities in Minnesota, Detroit, Memphis and Tokyo. This combination provides security for Delta and Northwest employees and service to communities we serve around the world.

Richard Anderson
Delta CEO (Cut #5)

This combination creates America’s premier global airline that delivers unprecedented benefits for employees, customers, and the communities we serve with greater value and stability, along with competitive fares and a superior travel experience to more locations than any other US carrier.

Richard Anderson
Delta CEO (Cut #6)

This combination creates America’s premier global airline that delivers unprecedented benefits for employees, customers, and the communities we serve with greater value and stability, along with competitive fares and a superior travel experience to more locations than any other US carrier.

Richard Anderson
Delta CEO (Cut #7)

Sustained record fuel prices have fundamentally changed the economics of the industry.  This merger creates an airline that can effectively compete and win in the global marketplace while allowing us to invest in our employees, fleet, and services for customers.

Richard Anderson
Delta CEO (Cut #8)

Sustained record fuel prices have fundamentally changed the economics of the industry.  This merger creates an airline that can effectively compete and win in the global marketplace while allowing us to invest in our employees, fleet, and services for customers.

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April 14, 2008
Delta/NWA Merger
Broll Package

Richard Anderson
CEO, Delta Air Lines

This merger will deliver unprecedented benefits to all stake holders in the communities we serve. This is a different type of merger, combining the two strongest US carriers, both bringing great worldwide networks, tremendous employees, and successful strategies.

This combination gives Delta/ Northwest the assets to win in a global marketplace against many foreign flag carriers. We will also be able to invest in our employees, aircraft, and better services for our customers.

In just the first three months of 2008, our industry has been battered by unprecedented increases in the cost of fuel. In addition, the economy in the US and around the world is shrinking. Capacity is being reduced as the industry continues to navigate a constant stream of challenges. Joining Delta and Northwest will create a strong durable airline. It will provide a strong capital base, improve customer service, stable jobs, and returns for shareholders.

Today’s announcement is great news for Northwest, a great airline. Its shareholders, its communities, and its employees will all benefit. The combination is focused on sustainable growth and expansion. Delta intends to retain significant jobs, operations and facilities in Minnesota, Detroit, Memphis and Tokyo. This combination provides security for Delta and Northwest employees and service to communities we serve around the world.

Ed Bastian
President & CFO, Delta Air Lines

Today is great news for the employees of Delta Airlines, Northwest Airlines and our combined customers. We are creating America’s premier global airline that will deliver unprecedented benefits with greater value, more choices and stability for our employees, customers, and the communities that we serve.

Combining the carriers’ complementary networks will offer customers better choices for air travel with competitive fares and a superior experience to more destinations than any other US based carrier.

This is a merger of addition – not subtraction. The combined airlines will produce a more stable, profitable company, better position to manage through economic cycles and volatile fuel prices, to effectively compete and win in the global marketplace. We will also be able to better invest in our employees, our aircraft, and services for our customers.

In keeping with Delta’s principals of sharing company wins with those who have made our success possible, US based frontline employees will be receiving equity in the new airline; pay increases, seniority protection, greater job security, and a much stronger, more stable platform for growth.

Delta will continue to serve more small communities in the United States than any other airline and the merger is expected to open up future opportunities for expansion on new international as well as domestic routes.

April 15, 2008
Delta/NWA Merger
Broll Package with Press Conference

Richard Anderson
CEO, Delta Air Lines

These combined airlines will produce a much more stable profitable company, better positioned to manage through the industries economic cycles and rising fuel prices. We’ll be able to make the investments for our customers in our fleet and in our product and in our employees, so that they have the opportunity to advance and enjoy careers at the combined airline.

The new airline will allow us to achieve savings and improve efficiencies that could not be improved upon in our stand alone plans. We’ll invest in new airplanes, improve customer service, provide stable jobs, and maintain and expand air service.

It’s a unique combination, its really a combination about addition, not subtraction – one that will be very beneficial to our employees long-term, to our customers, to the communities we serve, and to our shareholders by combining two very capable and powerful airlines, with complementary networks that will open a world of opportunities for our customers and employees.

It will create the premier global network by combining the end to end networks of two great airlines. So we’ll be able to take our customers to all points of the globe on a single, seamless network around the world.

Douglas Steenland
CEO, Northwest Airlines

Today’s announcement is great news for Northwest, our employees, and for the airline industry overall. This combination is focused on sustainable growth and expansion and ensures security for our employees and the communities we serve while allowing the enlarged airline to invest in the future.

The primary goal of this combination is to create a strong, viable airline that is better able to withstand the constant stream of industry challenges over the long-term. For our customers, the combined Delta/Northwest will focus on providing excellent service, value, and travel options. Our balanced, diversified network will offer non-stop service from the US to all of the world’s key business centers.

We will remain committed to the communities we serve, committed to take our passengers from anywhere to everywhere, and service to small communities and Northwest/Delta serve more small communities in the United States than any other airline. We’ll be enhanced by providing them with greater access to more destinations worldwide.

April 15, 2008
Delta/NWA Merger
Web Video

Richard Anderson
CEO, Delta Air Lines

Last night we announced the merger between Northwest and Delta, which will create the largest global airline in the world. It’s an all stock transaction, 1.25 shares of Delta stock will be exchanged for each share of Northwest stock, and it will create the premier global network by combining the end to end networks of two great airlines.

The new airline will allow us to achieve savings and improve efficiencies that could not be improved upon in our stand alone plans. We’ll invest in new airplanes, improve customer service, provide stable jobs, and maintain and expand air service. So we’ll be able to take our customers to all points of the globe on a single, seamless network around the world.

What this does for customers is it gives a lot more service options, so when you add these two big networks together, now you can connect on a Delta flight to a Northwest flight and get to Bangkok on a daily basis, for instance. So, you’re taking these broad networks – where we each uniquely serve a lot of markets – and connect them together so we get many more service options and a lot more frequency to customers.

Ed Bastian
President & CFO, Delta Air Lines

We expect the combination to be profitable in its first year of operations, so we’re expecting closing to occur before the end of this year, so that 2009 we’d expect **** to be at these fuel levels to be profitable in 2009.

Richard Anderson
CEO, Delta Air Lines

It’s a unique combination, its really a combination about addition, not subtraction – one that will be very beneficial to our employees long-term, to our customers, to the communities we serve, and to our shareholders by combining two very capable and powerful airlines, with complementary networks that will open a world of opportunities for our customers and employees.